GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300
RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐
JAY S. BECKER – MA, NY

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
HANA S. WOLF
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS – NY
JAMES J. SCOTT

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS - NY

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE
SUPREME COURT OF NEW
JERSEY AS A CIVIL TRIAL
ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER
(732) 219-5483

DIRECT EMAIL
pforlenza@ghclaw.com

CLIENT/MATTER NO.
16473.2

December 11, 2009



Received SEC

DEC 1 4 2009

Washington, DC 20549

Mail Stop 3561

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Cathy Baker, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
        Form 1-A Amendment No. 8
        Filed on December 2, 2009
        File No. 024-10240

Dear Ms. Baker:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 9 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 8 in its letter dated December 9, 2009 and the responses thereto which are provided on behalf of the Company:

General

1.   We reissue comment one from our letter dated November 25, 2009. We continue to note the analysis the company provided Florida regulators regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a Regulation A offering is a public offering

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
December 11, 2009
Page 2

and therefore the Form 1-A is considered a general solicitation. Please advise.

Response – We are consulting the Florida Office of Financial Regulation to confirm that the Company may rely on the no action guidance previously provided notwithstanding the fact that the Form 1-A is publicly available from the Commission's Public Reference Room and from electronic sources such as Thomson Research. As indicated in the new disclosure on pages vi and 1, the Company will not offer shares without registration in Florida in the absence of such confirmation.

Use of Proceeds to Issuer, page 9

2.   We reissue comment with three from our letter dated November 25, 2009. The exhibits that have been filed with the Form 1-A only reflect $200,000 in notes that are not convertible – exhibits 6.18 and 6.19. Therefore, please revise the references to $220,000 of principal notes that may be exchanged for shares in this offering to reflect only the amount of notes that are not convertible, i.e. $200,000 or advise.

Response – The Company has documented a previously undocumented $20,000 advance made on June 15, 2009 via the issuance of a note in such amount which has been filed as Exhibit 6.27 to Amendment No. 9. The note contains an acknowledgement that only $30,000 had been previously advanced by the same lender under a Convertible Note dated as of February 23, 2009 (which was filed as Exhibit 6.15 to Amendment No. 2 to the Form 1-A Offering Statement). As a result, holders of $220,000 principal amount of notes will be offered the opportunity to exchange notes for shares in the offering.

3.   We reissue comment four from our letter dated November 25, 2009. Please revise the use of proceeds table to reflect repayment of the $200,000 of promissory notes that may not be exchanged for shares in this offering.

Response – The use of proceeds table has been revised to reflect the repayment of $220,000 of notes.

4.   We partially reissue comment five from our letter dated November 25, 2009. Please provide more specificity regarding the compensation to be paid to officers and directors in the future. You state that you do not expect the amount to exceed $75,000; however, you have not provided certainty. Either provide clear disclosure or explain the contingencies and the specific changes that would result from those contingencies. Lastly, clarify whether this amount includes the potential bonus payments that may be paid to Mr. Berman and quantify the maximum that may be allocated to this use.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
December 11, 2009
Page 3

Response – The disclosure in note 5 on page 12 has been revised to provide that the amount of proceeds which may be used to compensate officers which may be hired in the future will not exceed $75,000. We believe that the disclosure with respect to this $75,000 is clear in that it relates to compensation to future hires and thus does not relate to Mr. Berman. We have added disclosure that no more than $10,000 of proceeds will be used to pay bonus compensation to Mr. Berman.

5.   We note that the amount which was initially due in November 2009 has now been revised to be due in December 2009. Please file any amendments to your loan agreements.

Response – This note previously filed as Exhibit 6.18 was subsequently replaced by a note which reflected a maturity date of December 12, 2009 and which corrected the date of the advances made the lender as set forth on the schedule to the note. The other terms of the note remain unchanged. The corrected note has been refiled as Exhibit 6.18.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

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cc: Cathey Baker
       John Reynolds
       Ethan Horowitz
       Brian Bhandari
       Pamela Howell
       Camille Barbone

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